UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated April 3, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:April 3, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - March 2017

Mumbai, April 3, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM) which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for March 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAR 2016	MAR 2017	MAR 2016	MAR 2017	MAR 2016	MAR 2017
Micro	NANO	982	343	732	174	150	118
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	8014	11442	6144	12858	77	105
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	113	45
UV1	SUMO	1029	1182	962	1021	120	31
UV2	SAFARI, SUMO GRANDE, MOVUS	755	449	546	440	22	14
UV3	ARIA, HEXA	0	900	2	940	0	0
V1	VENTURE	61	5	68	0	0	0
V2	ACE MAGIC, MAGIC IRIS	2889	1360	2814	1660	31	5
N1- A1	ACE, ACE EX, ACE Zip	8840	10073	8981	8703	1245	1683
N1- A2	Super ACE, TATA207, XENON, Winger DV	4185	4109	3607	4083	1476	692
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	304	200	279	131	2	0
M2- A2	Winger 14 seats, SFC407, CityRide	494	252	402	227	42	45
N2- A1	SFC407, LPT407	1034	1175	1887	1557	154	124
N2- A2	SFC709, LPT709	1235	942	413	241	180	93
N2- A3	LPT9109	926	689	438	377	311	260
N2- A4	LPT1109	454	419	1360	740	159	161
M3- A2	LP709, SFC410, LP410	1457	1092	1326	1621	336	284
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	860	716	1099	1219	290	270
M3- C2	LPO1512, LPO1612, Starbus, Divo	1043	560	981	1408	289	316
N3- A1	LPT1613, LPK1616, SK1613	4440	3722	2701	2694	740	1201
N3- B1(a)	LPT2518, LPK2518	3833	2203	4123	3520	268	275
N3- B1(b)	LPT3118	4186	4444	4521	4230	161	1
N3- B2(b)	LPS3518. LPS3015, LPS3516	390	0	452	1287	1	4
N3-B2(d)	LPS4018, LPS4023	2252	1552	2753	2041	181	108
N3- B2(e)	LPS4928	541	483	110	132	8	1

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.